Katharine Marshall
                                               Manager -
                                               Communications &
                                               Administrative Svcs.
IMMEDIATE RELEASE                              (610) 208-3034



              CARPENTER TECHNOLOGY CONTINUES GROWTH STRATEGY
               BY ACQUIRING METAL INJECTION MOLDING COMPANY

     Reading, PA (October 26, 1995) -- Carpenter Technology Corporation (NYSE:CRS) acquired Parmatech Corporation, a privately-held company in California that manufactures parts by the metal injection molding process, today.

     Carpenter acquired 100 percent of the stock of Parmatech in exchange for $4.5 million of Carpenter stock and assumption of Parmatech's debt of $2.7 million. An additional $1.5 million of Carpenter stock would be paid if certain future performance is achieved.

     Parmatech, a 22-year old company in Petaluma, California, had sales of $6.5 million in calendar year 1994. It manufactures complex, net or near-net shaped parts from a powder metal slurry, using molding technology similar to the technology used by Carpenter's new structural ceramics businesses. Molded materials include stainless steels, cobalt iron alloys, alloy steels and ceramics.

     Parmatech employs 90 people in its headquarters and manufacturing facility outside of San Francisco. It had been solely owned by Karl Zueger, 62, one of four original partners who established the business in 1973. Zueger will remain with the company through July 1996, then serve as a consultant to the business.

     Metal injection molding is used in applications for the automotive, medical, electronics and firearms industries. Since 1989, the market for the technology has grown at least 15 percent annually -- and the company expects continued growth. This year, the U.S. metal injection molding market is estimated at $60 million; the global market, at $120 million.

     Parts manufactured from Parmatech's technology are beginning to replace some machine parts made with Carpenter's traditional specialty metals. "Acquiring Parmatech helps us continue to meet our customers' needs today and into the future," said Robert W. Cardy, chairman, president and CEO of Carpenter. "We expect that our market contacts will enhance Parmatech's growth potential."

     The opportunity for the technology is significant, according to
Dr. Nicholas F. Fiore, senior vice president, Strategic Businesses. "Metal injection molding links directly to our existing metals fabrication and structural ceramics businesses," he says. "We expect this acquisition to help us develop a worldwide specialty engineered products capability."
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     Carpenter is pursuing the most superior of the developing component engineering technologies, which are used to produce parts made of metals, alloys and ceramics. In the last 18 months, it also acquired two structural ceramics companies with technologies to manufacture a broad line of complex injection molded ceramics parts.

      Parmatech is the second largest metal injection molding company in the U.S. A number of companies around the world -- in the United States, Brazil, France, Israel, Japan, Korea and Switzerland -- have licensed its technology.

     Carpenter is a major producer of specialty steel long products and high-performance alloys for aerospace, automotive, electronics and other industries worldwide. In recent years, the company has pursued a growth strategy, culminating in a joint manufacturing venture in Taiwan and several acquisitions in Mexico and the United States. In fiscal year 1995 (ended
June 30, 1995), the company had sales of $758 million.

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